                           SUPPLEMENT TO SALTON, INC.
                         PROSPECTUS DATED MARCH 24, 2000




THE OFFERING:

Shares of common stock offered
by the selling stockholders ............821,161

Offering price .........................The selling stockholders may offer the shares for sale on the New York Stock
                                        Exchange at the market price at the time of sale. The selling stockholders may also offer the shares in privately negotiated transactions either at the market price at the time of sale, at a price related to the market price, or at a negotiated price. On September 7, 2000, the closing sale price of Salton common stock on the New York Stock Exchange was $36.25 per share.

New York Stock Exchange Symbol .........SFP

                       -----------------------------------

          The shares offered hereby involve a high degree of risk.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                       -----------------------------------

                               September 12, 2000

ABOUT THIS PROSPECTUS SUPPLEMENT

          This prospectus supplement is part of a registration statement on Form S-3 we filed with the SEC on March 24, 2000. The prospectus that we filed included a general description of the securities that we may offer from time to time. This supplement contains information included in the March 24, 2000 prospectus and updated information and specific information about the securities being offered under this prospectus supplement.

          This prospectus supplement relates to: (1) 621,161 shares of our common stock that we are issued to George Foreman, Michael Srednick and Sam Perlmutter, as payment for certain amounts owed by Salton to those individuals; and (2) 200,000 shares of our common stock that we issued to General Electric Capital Corporation as consideration for Salton's acquisition of some of the assets of The Stiffel Company ("Stiffel") consisting of substantially all of the intellectual property of Stiffel. The shares of common stock are referred to in this prospectus supplement as the "shares" and General Electric Capital Corporation ("GECC"), George Foreman, Michael Srednick and Sam Perlmutter are collectively referred to herein as the "selling stockholders."

          To fully understand this offering, you should read this prospectus supplement and the additional information described under the heading "Where You Can Find More Information" and "Incorporation By Reference".

                                TABLE OF CONTENTS

          PROSPECTUS SUMMARY................................................3

          USE OF PROCEEDS...................................................14

          DIVIDEND POLICY...................................................14

          PRICE RANGE OF COMMON STOCK.......................................14

          SELLING STOCKHOLDERS..............................................15

          DESCRIPTION OF CAPITAL STOCK......................................17

          PLAN OF DISTRIBUTION..............................................19

          COMMISSION POSITION ON INDEMNIFICATION
           FOR SECURITIES ACT LIABILITIES...................................20

          LEGAL MATTERS.....................................................20

                               PROSPECTUS SUMMARY

          This summary highlights selected information from this prospectus supplement and may not contain all the information that is important to you. To understand the circumstances and terms of the offering and for complete information about Salton, you should read this entire document and the information incorporated by reference, including the financial statements and the notes to the financial statements. Our fiscal year ends on the Saturday closest to June 30 (fiscal 1999 ended on June 26, 1999).

THE COMPANY

          We are a leading domestic designer, marketer and distributor of a broad range of branded, high quality small appliances, tabletop products, and personal care and time products. We act as a marketing service provider by managing our brands and product lines in a manner that allows our retail customers to differentiate themselves to consumers. We believe we have the leading domestic market share in toasters, juice extractors, indoor grills, bread bakers, griddles, waffle makers and buffet ranges/hotplates and a significant market share in other product categories. We believe that our strong market share results from our well-known brand names, the breadth, quality and innovation of our product offerings and our strong relationships with retailers and suppliers. We outsource most of our production to independent manufacturers, primarily in the Far East.

          Our portfolio of well-recognized owned and licensed brand names includes Salton(R), Toastmaster(R), Maxim(R), Breadman(R), Juiceman(R), George Foreman Grills(R), White-Westinghouse(R), Farberware(R), Melitta(R), Block(R), Atlantis(R), Sasaki(R), Rejuvenique(R), Ingraham(R), Calvin Klein(R), Sonex(R) and Stiffel(R). We are also a leading designer and distributor of small appliances in the U.S. under such well-known names as Kenmore(R) and Magic Chef(R).

          We predominantly sell our products to mass merchandisers, department stores, specialty stores and mail order catalogs. We also sell certain of our products directly to consumers through infomercials and our Internet website. Salton's customers include many premier domestic retailers, including Kmart, Dayton Hudson (including Target), Sears, Wal-Mart, Federated Department Stores, May Company Department Stores, QVC, Bed Bath & Beyond, Saks Inc. and Costco. We market and sell our products primarily in the U.S. through our own sales force and a network of independent commissioned sales representatives.

WHERE YOU CAN FIND MORE INFORMATION

          We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance with those requirements file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the Commission's public reference rooms at the following locations:

Public Reference Room    New York Regional Office   Chicago Regional Office
450 Fifth Street, N.W.   Seven World Trade Center   Citicorp Center
Room 1024                Suite 1300                 500 West Madison
Washington, D.C. 20549   New York, NY 10048         Suite 1400
                                                    Chicago, Illinois 60661-2511

          Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings with the Commission are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Commission at "http://www.sec.gov."

          This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. As allowed by Commission rules, this document does not contain all the information you can find in this registration statement or the exhibits to the registration statement. You can get a copy of the registration statement from the sources listed above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The Commission allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to other documents filed separately with the Commission. The information incorporated by reference is considered part of this document, except for any information superseded by information contained directly in this document or in later filed documents incorporated by reference in this document.

          This document incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important business and financial information about Salton that is not included in or delivered with this document.

                                        PERIOD
                                        ------

Annual Report on Form 10-K              Fiscal year ended June 26, 1999.

Quarterly Reports on Form 10-Q          Quarters ended September 25, 1999,
                                        December 25, 1999 and March 25, 2000

Current Reports on Form 8-K             Dated December 9, 1999 and September 7,
                                        2000

          We also incorporate by reference additional documents that may be filed with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

          You can obtain any of the documents incorporated by reference through the Commission or the Commission's Internet web site as described above. You may also obtain them by requesting them from us in writing or by telephone at the following address or phone numbers:

                                  SALTON, INC.
                            550 Business Center Drive
                         Mount Prospect, Illinois 60056
                                 (847) 803-4600

          Documents incorporated by reference are available from us without charge, excluding all exhibits, except that if we have specifically incorporated by reference an exhibit in this document, the exhibit will also be provided without charge. You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated August 29, 2000. You should not assume that the information contained in this document is accurate as of any date other than that date.

USE OF PROCEEDS

          We will not receive any proceeds from the sale of the shares by the selling stockholders. The shares were issued in satisfaction of certain obligations owed by Salton to the selling stockholders.

OUR FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A VARIETY OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM CURRENT BELIEFS

          This document and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "believes," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

          - the integration of Toastmaster, including the failure to realize anticipated revenue enhancements and cost savings;

          - our relationship and contractual arrangements with key customers, suppliers and licensors;

          -    the risks relating to pending legal proceedings;

          -    cancellation or reduction of orders;

          - the timely development, introduction and customer acceptance of our products;

          - dependence on foreign suppliers and supply and manufacturing constraints;

          -    competitive products and pricing;

          -    economic conditions and the retail environment;

          -    the availability and success of future acquisitions;

          -    our degree of leverage;

          -    the risks related to intellectual property rights;

          -    the risks relating to governmental regulations; and

          - other factors both referenced and not referenced in this prospectus.

                                 USE OF PROCEEDS

          We will not receive any proceeds from the sale of the shares by the selling stockholders. The shares were issued in satisfaction of certain obligations owed by Salton to the selling stockholders.

                                 DIVIDEND POLICY

          We have not paid dividends on our common stock and we do not anticipate paying dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our operations and for general corporate purposes, including future acquisitions. We are also prohibited from declaring or paying cash dividends on our capital stock under our terms of our credit agreement and senior subordinated notes.

                           PRICE RANGE OF COMMON STOCK

          Our common stock has traded on the New York Stock Exchange under the symbol "SFP" since February 26, 1999. From October 1991 until February 25, 1999, our common stock traded on the Nasdaq National Market under the symbol "SALT". The following table sets forth, for the periods indicated, the high and low sales prices for the common stock as reported on the Nasdaq National Market prior to February 26, 1999 and on the New York Stock Exchange after such date, in each case adjusted for the three-for-two stock split effected on July 28, 1999.

                                                    HIGH             LOW
                                                    ----             ---
FISCAL 1997

          First Quarter.........................    $5.75          $3.00
          Second Quarter........................    $5.83          $4.17
          Third Quarter.........................    $6.00          $3.75
          Fourth Quarter........................    $5.50          $4.25

FISCAL 1998

          First Quarter.........................    $6.67          $4.33
          Second Quarter........................    $7.33          $4.83
          Third Quarter.........................    $7.50          $5.33
          Fourth Quarter........................    $9.25          $6.58

FISCAL 1999

          First Quarter.........................   $11.17          $7.67
          Second Quarter........................   $15.50          $5.92
          Third Quarter.........................   $22.83         $14.00
          Fourth Quarter........................   $33.58         $14.67

FISCAL 2000

          First Quarter.........................   $50.00         $21.69
          Second Quarter........................   $39.44         $24.25
          Third Quarter.........................   $60.88         $27.69
          Fourth Quarter........................   $49.81         $26.88

          As of September 18, 1999, there were approximately 370 holders of record of the common stock of the Company. The Company has paid no dividends on the Common stock and it is the Company's present intention to retain earnings to finance the expansion of its business. The Company's credit agreement further restricts its ability to pay dividends.

                              SELLING STOCKHOLDERS

          All of the shares of Salton common stock registered for sale under this prospectus were issued to (1) George Foreman, Sam Perlmutter and Michael Srednick; and (2) General Electric Capital Corporation ("GECC").

          George Foreman, Sam Perlmutter and Michael Srednick acquired the shares specified below from Salton as partial consideration for their sale to Salton of the right to use in perpetuity and worldwide the name "George Foreman". Under the terms of the transaction, (1) Salton agreed that in the event the aggregate net proceeds (the transaction price less reasonable and customary brokerage commissions) of shares sold by any such selling stockholder during a one year period and the aggregate market value (based on the average closing price of Salton common stock over a specified period of time) of any shares which he continues to hold at the end of such period is less than $36.625 multiplied by the number of shares issued to such stockholder, Salton will pay to such stockholder an amount of cash and/or additional shares of Salton common stock equal to the difference between (a) the product of (x) the number of shares sold during such period multiplied by (y) $36.625 and (b) the aggregate net proceeds from the sale of such shares; and (2) each of the selling stockholders agreed that in the event the aggregate net proceeds of shares he sells during such period and the aggregate market value (based on the average closing price of Salton common stock over a specified period of time) of any shares which he continues to hold at the end of such period exceeds the product of (x) $36.625 multiplied by (y) the number of shares which Salton issued to such stockholder, he will pay Salton in cash 50% of such excess. Salton agreed to register for resale the shares of common stock received by the selling stockholders in connection with the transaction.

          Stiffel has directed Salton to issue 200,000 shares of Salton common stock to GECC. These shares represent the consideration for Salton's acquisition of substantially all of the intellectual property of Stiffel. Under the terms of the acquisition, Salton has agreed that in the event the sum of the net sales proceeds from shares of Salton common stock sold by GECC during a specified four month period plus the market value of any shares of Salton common stock which GECC continues to hold at the end of such period is less than $6,500,000, Salton will pay GECC in cash an amount equal to shortfall between (a) $32.50 times the number of shares sold during the four month period and (b) the sales proceeds from shares of Salton common stock sold by GECC during such period. In addition, GECC has agreed that in the event the sum of (i) the net sales proceeds from shares of Salton common stock sold by GECC during a specified four month period plus (ii) the market value of any shares of Salton common stock which GECC continues to hold at the end of such period exceeds $6,500,000, GECC will pay Salton in cash an amount equal to 50% of such excess. Salton agreed to register for resale of the shares of common stock received by the GECC in connection with the transaction.

          The term "selling stockholders" also includes any transferees, pledgees, donees, or other successors in interest to the selling stockholders named in the table below. To the extent required, we will name any additional selling stockholders in a supplement to this prospectus.

          The following table sets forth certain information with respect to the beneficial ownership of our common stock by the selling stockholders as of September 7, 2000 before giving effect to the sale of shares of common stock in this offering. The selling stockholders have not had any position or office with us or any of our affiliates within the past three years. Except as described in the preceding paragraphs under "Selling Stockholders," there is no relationship between the selling stockholders and us or our affiliates in the last three years. All of the shares owned by the selling stockholders may be offered by such stockholders in this offering. We cannot assure you, however, that the selling stockholders will sell any of the shares of our common stock covered by this prospectus. The selling stockholders do not hold one or more percent of the outstanding shares of our common stock.

          The information included in this section is based upon information provided by the selling stockholders.

                                        SHARES                   SHARES
                                  BENEFICIALLY OWNED       BENEFICIALLY OWNED
                                       PRIOR TO                AFTER THE
          NAME                      THE OFFERING(1)            OFFERING(2)
          ----                      ---------------            -----------

George Foreman                          546,075                      0
Sam Perlmutter                           37,543                      0
Michael Srednick                         37,543                      0
General Electric Capital
Corporation                             200,000                      0
                                        -------                    ---
          Total                         821,161                      0
                                        =======                    ===

(1) Unless otherwise noted, each person has sole voting and investment power with respect to all shares listed opposite such person's name.

(2) The shares may be offered from time to time by the selling stockholders. The selling stockholders are not obligated to sell all or any portion of their shares, nor are they obligated to sell any of their shares immediately pursuant to this prospectus. Because the selling stockholders may sell all or some of their shares, no estimate can be given as to the amount of common stock actually to be offered for sale by the selling stockholders or as to the amount of common stock that will be held by the selling stockholders upon the termination of this offering.

                          DESCRIPTION OF CAPITAL STOCK


AUTHORIZED

          Salton's authorized capital stock consists of 40,000,000 shares of common stock, $.01 par value, and 2,000,000 shares of preferred stock, $.01 par value.


COMMON STOCK

          We are authorized to issue 40,000,000 shares of our common stock, $.01 par value per share, of which 11,554,617 shares were issued and outstanding as of September 7, 2000. All of the outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There are no preemptive, subscription, conversion or redemption rights pertaining to our common stock. Holders of shares of our common stock are entitled to receive dividends as they are declared on common stock by the Board of Directors out of funds legally available therefor and to share ratably in the assets available upon liquidation subject to rights of creditors and any shares of preferred stock. The holders of shares of our common stock do not have the right to cumulate their votes in the election of directors and, accordingly the holders of more than 50% of all the our common stock outstanding are able to elect all directors.

PREFERRED STOCK

          Salton is authorized to issue 2,000,000 shares of preferred stock, $.01 par value per share. As of the date hereof, 40,000 shares of convertible preferred stock issued and outstanding.

          General. The preferred stock may be divided by the Board of Directors from time to time into one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions, if any) and liquidation preferences, of any series of preferred stock and to fix the number of shares of any series without any further vote or action by stockholders. At present, we have no plans, proposals, commitments or arrangements to issue any shares of preferred stock. Our Certificate of Incorporation authorizes the issuance of preferred stock with designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Although the preferred stock may be used for any lawful purpose, we have agreed not to use it as an anti-takeover device that could be utilized as a method of discouraging, delaying or preventing a change in control of the company without the approval of our stockholders.

          Convertible Preferred Stock. The convertible preferred stock is generally non-dividend bearing; however, if the Company breaches in any material respect any of its material obligations in the preferred stock agreement or the certificate of incorporation relating to the convertible preferred stock, the holders of convertible preferred stock are entitled to receive quarterly cash dividends on each share of convertible preferred stock from the date of such breach until it is cured at a rate per annum equal to 12 1/2% of the Liquidation Preference (as defined below). The payment of dividends is limited by the terms of our credit agreement.

          Each holder of the convertible preferred stock is generally entitled to one vote for each share of Salton common stock which such holder could receive upon the conversion of the convertible preferred stock. Each share of convertible preferred stock is convertible at any time into that number of shares of Salton common stock obtained by dividing $1,000 by the Conversion Price in effect at the time of conversion. The "Conversion

Price" is equal to $11.33, subject to certain anti-dilution adjustments.

          In the event of a Change of Control (as defined), each holder of shares of convertible preferred stock has the right to require the Company to redeem such shares at a redemption price equal to the Liquidation Preference plus an amount equivalent to interest accrued thereon at a rate of 7% per annum compounded annually on each anniversary date of July 28, 1998 for the period from July 28, 1998 through the earlier of the date of such redemption or July 28, 2003.

          In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of the Convertible Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount in cash equal to $1,000 per share, plus the amount of any accrued and unpaid dividends thereon (the "Liquidation Preference"), before any distribution is made to the holders of any Salton common stock or any other of Salton's capital stock ranking junior as to liquidation rights to the convertible preferred stock.

          The Company may optionally convert in whole or in part, the convertible preferred stock at any time on and after July 15, 2003 at a cash price per share of 100% of the then effective Liquidation Preference per share, if the daily closing price per share of Salton's common stock for a specified 20 consecutive trading day period is greater than or equal to 200% of the then current Conversion Price. On September 15, 2008, the Company will be required to exchange all outstanding shares of convertible preferred stock at a price equal to the Liquidation Performance per share, payable at the Company's option in cash or shares of Salton common stock.

          As of September 7, 2000, there were 40,000 shares of the convertible preferred stock outstanding held by 7 shareholders of record. There is no established market for the convertible preferred stock.

REGISTRAR AND TRANSFER AGENT

          The Registrar and Transfer Agent for our common stock is UMB Bank, Missouri.

                              PLAN OF DISTRIBUTION

          The selling stockholders may sell some or all of their shares of common stock through:

          - a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

          - purchases by a broker-dealer, as principal, and resale by the broker-dealers for its account; or

          - ordinary brokerage transactions and transactions in which a broker solicits purchasers.

          The selling stockholders may enter into hedging transactions with respect to their shares. For example, the selling stockholders may:

          - enter into transactions involving short sales of the common shares by broker-dealers;

          - sell shares of common stock short and redeliver such shares to close out short positions;

          - enter into option or other types of transactions that require the selling stockholders to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

          - loan or pledge the shares of common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

          The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the common shares may qualify as "underwriters" within the meaning of the Securities Act of 1933. In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the Securities Act of 1933. If the selling stockholders or any broker-dealers qualify as "underwriters," they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

          In addition to selling their shares of common stock under this prospectus, the selling stockholders may:

          - agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares of common stock, including liabilities arising under the Securities Act of 1933;

          - transfer their shares of common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

          - sell their shares of common stock under Rule 144 of the Securities Act of 1933 rather than under this prospectus, if the transaction meets the requirements of Rule 144.

          All expenses of the registration of the shares will be paid by us, including, without limitation, all registration and filing fees, printing expenses, expenses of compliance with blue sky laws, fees and disbursements of our counsel and expenses of any audits incidental to this registration. The selling stockholders will pay expenses related to any sales commissions or underwriting discounts and fees and expenses of its counsel incurred in connection with the sale of shares through this prospectus.

          We have agreed to indemnify the selling stockholders and anyone who controls the selling stockholders against certain liabilities and expenses arising out of or based upon the information contained in this document, including liabilities under federal securities laws.

                     COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

          The validity of the shares offered hereby has been passed upon by Sonnenschein Nath & Rosenthal, Chicago, Illinois.